EXHIBIT (c)(xiii)

Change in Government and New Acting Under Treasurer of Queensland and Changes to Queensland Treasury Corporation’s

Capital Markets Board and Executive Leadership Team

Change in Government and New Acting Under Treasurer of Queensland

Following the Queensland State Election on October 26, 2024, the Liberal National Party was appointed to Queensland Government after winning a majority of seats.

On October 28, 2024, the Honourable Mr. David Crisafulli MP was formally sworn in as Queensland Premier. Subsequently, on November 1, 2024, Mr. David Janetzki MP, was formally sworn in as Queensland Treasurer, Minister for Energy and Minister for Home Ownership and Ms. Rachel Crossland was appointed interim Under Treasurer.

Changes to Queensland Treasury Corporation’s Capital Markets Board

The following change to Queensland Treasury Corporation’s Capital Markets Board has occurred since the finalization of the Queensland Treasury Corporation Annual Report for the Fiscal Year Ended June 30, 2024 (which was filed as Exhibit (c)(x) to Form 18-K/A on October 4, 2024):

•

Rachel Crossland, acting Under Treasurer, was appointed to replace Michael Carey, the former Under Treasurer, as a Queensland Treasury Member (ex officio) of the Queensland Treasury Corporation Capital Markets Board, with effect from November 1, 2024. Ms. Crossland’s biography is set out below.

Changes to Queensland Treasury Corporation’s Executive Leadership Team

The following changes to Queensland Treasury Corporation’s executive leadership team have occurred since the finalization of the Queensland Treasury Corporation Annual Report for the Fiscal Year Ended June 30, 2024 (which was filed as Exhibit (c)(x) to Form 18-K/A on October 4, 2024):

•	Leon Allen has resigned as the Chief Executive Officer with effect from February 28, 2025;

•

Nathan Cowan has resigned as the Managing Director, Risk and Chief Risk Officer with effect from January 24, 2025, and Neil Smyth has been appointed Acting Managing Director, Risk and Chief Risk Officer with effect from January 27, 2025;

•	Kulwant Singh-Pangly has resigned as the Managing Director, Business Services and Chief Operating Officer with effect from September 30, 2024;

•

Stephanie Challen has moved from her role as Managing Director, Advisory Division to be appointed Acting Managing Director, Business Services Division and Chief Operating Officer with effect from December 18, 2024;

•	Maryanne Kelly was appointed Acting Managing Director, Advisory Division with effect from December 18, 2024; and

•	Lona Baskerville has been appointed to the newly created role of Managing Director, Chief People Officer with effect from December 18, 2024.

Biographies – Capital Markets Board

Rachel Crossland

Rachel Crossland commenced as the acting Under Treasurer in November 2024.

Prior to this appointment she served as Deputy Under Treasurer, Industry, Investment and Commercial. Ms. Crossland has an extensive background in policy development and has delivered innovative solutions to complex challenges across the Queensland, Australian and Irish public sectors, such as Queensland’s economic strategy and the state’s economic recovery response during the COVID-19 pandemic. Ms. Crossland’s experience includes leading the Future Economy Taskforce in the Department of the Premier and Cabinet, as well as strategy, economic and industry policy teams in Treasury and departments related to resources, energy and agriculture.

She holds a Bachelor of Arts (Honours) in Economic History and Political Science, a Graduate Certificate in Business Administration, and is a Wolfensohn Scholarship attendee at the Harvard Kennedy School of Government.

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